September 5, 2014

Via EDGAR

Ms. Karen Rossotto
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:    Principal Funds, Inc.
File Numbers 033-59474, 811-07572
Post-Effective Amendment No. 144 to the Registration Statement on Form N-1A

Dear Ms. Rossotto,

This letter responds, on behalf of Principal Funds, Inc. (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”) with respect to post-effective amendment number 144 to the Registrant’s registration statement on Form N-1A (“the Amendment”), which you communicated to Britney Schnathorst and me by telephone on August 13, 2014 and which were discussed in a follow up conversation on August 26, 2014. The Registrant filed the Amendment with the Commission on June 27, 2014, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 146).

Comments on the Prospectus

Comment 1. For each Fund, the footnote to the Annual Fund Operating Expenses table related to expense reimbursement states that the parties to the agreement may agree to terminate the agreement prior to the end of the period. Confirm and disclose that any such termination on the part of Principal Funds, Inc. would require approval by its Board of Directors.

Response: The Registrant confirms that the current disclosure is consistent with the terms of the contract and any termination on the part of Principal Funds, Inc. would require approval by its Board of Directors. However, the Registrant respectfully declines to revise the disclosure because it believes its current disclosure is responsive to the requirements of SEC Form N-1A. See SEC Form N-1A General Instruction C.1.(c), which states: “The prospectus should avoid … simply restating legal or regulatory requirements to which Funds generally are subject ….”

Comment 2. For both Funds, please confirm that the Example takes into account the expense waivers or reimbursements for the entire period in which the waiver or reimbursement is in effect.

Response: Confirmed.

Comment 3. For the Credit Opportunities Explorer Fund, the 80% test includes the phrase “which may be represented by” and the Staff would like to see more definite language used.

Response: The Registrant will revise the disclosure.

Comment 4. The Principal Investment Strategies for the Credit Opportunities Explorer Fund states that the Fund invests some of its assets in “other instruments of issuers in emerging market countries.” If the “other instruments” are principal investment strategies, please identify them.

Response: The Registrant will revise the disclosure.

Comment 5. For each Fund, disclose in the Principal Investment Strategies how the Sub-Advisor decides which securities to buy.

Response: The Registrant respectfully declines to revise its disclosure in response to this comment. The Registrant has reviewed the Principal Investment Strategies disclosure in the summary section for each Fund and believes it is responsive to N-1A Item 4(a) and N-1A General Instruction C.1.(c), unless otherwise revised in response to other specific comments noted in this letter. The Registrant includes in its Additional Information about Investment Strategies and Risks section information about sub-advisors’ buy and sell decisions. See N-1A Item 9(b)(2) (“Explain in general terms how the Fund’s adviser decides which securities to buy and sell….).

Comment 6. For the Credit Opportunities Explorer Fund, hedging is listed as a principal investment strategy. Please revise the disclosure to explain what hedging is.

Response: The Registrant believes the summary section disclosure is appropriate; however, it will revise its Additional Information about Investment Strategies and Risks section about hedging by adding a definition for it there.

Comment 7. If the Funds will sell credit default swaps, please confirm that these transactions will be covered for the full notional value.

Response: Please note that “the term ‘notional amount’ is used differently by different people and in different contexts.” See Report of the Task Force on Investment Company Use of Derivatives and Leverage (2010 ABA Derivatives Report) footnote 11.

If a Fund enters into a credit default swap, it generally is a cash settled credit default swap. In such a case, the Fund will segregate liquid assets each day in an amount equal in value to its net amount due (i.e. the amount the Fund owes the counterparty minus the amount the counterparty owes the Fund).

Comment 8. For the Credit Opportunities Explorer Fund, in the Active Trading Risk disclosure, please provide an indication about what the turnover percentage will be, if known.

Response: The Registrant respectfully declines to revise the disclosure because its Active Trading Risk already includes some indication of the portfolio turnover rate. Its Active Trading Risk states “[a] fund that has a portfolio turnover rate over 100% is considered actively traded.”

Comment 9. The Credit Opportunities Explorer Fund lists Real Estate Securities Risk as a principal risk. If the Fund has a principal investment strategy to invest in real estate securities other than mortgage-backed securities, please disclose them.

Response: The Fund does not have a principal investment strategy to invest in other real estate securities; therefore, it will not add other real estate securities references to the principal investment strategies.

Comment 10. In part, the objective of the Dynamic High Yield Explorer Fund states the Fund seeks to provide “a relatively high level of current income.” Against what is the comparison (relative to what)? Consider removing the word “relatively” if doing so will not lose meaning.

Response: The Registrant will remove the word “relatively.”

Comment 11. The Dynamic High Yield Explorer Fund includes Bank Loan Risk as a principal risk. If bank loans are always high yield, then disclose in the Bank Loans Risk that floating rate interests are high yield securities, also known as “junk”, and are inherently speculative.

Response: The Registrant respectfully declines to revise the disclosure in response to this comment because not all bank loans are high yield.

Comment 12. One of the principal risks included for the Dynamic High Yield Explorer Fund is Volatility Management Risk, and it refers to “volatility management strategies.” “Volatility management strategies” are not mentioned in the Principal Investment Strategies. Please revise the disclosure.

Response: The Registrant will revise the disclosure.

Comment 13. The Additional Information about Investment Strategies and Risks section states: “The Board of Directors may change the Fund’s objective or the investment strategies without a shareholder vote if it determines such a change is in the best interests of the Fund.” In the prospectus, please disclose whether shareholders will be given notice of a change in the Fund’s objective and, if so, the timing of such notice.

Response: The Registrant respectfully declines to revise the disclosure because it believes its current disclosure is responsive to the requirements of SEC Form N-1A. See SEC Form N-1A General Instruction C.1.(c), which states: “The prospectus should avoid … simply restating legal or regulatory requirements to which Funds generally are subject ….”

Comments on the SAI

Comment 14. The SAI, under Industry Concentration, states: “The Funds view their investments in privately issued mortgage-related securities, asset-backed securities or tax-exempt municipal securities as not representing interests in any particular industry or group of industries.” The Staff believes the only exception to industry concentration should be securities issued by the federal government and municipals that are not tied to a specific project. If the quoted text is a policy that the Funds have adopted, ask shareholders to approve a change at its next opportunity.

Response: The Registrant respectfully declines to revise this disclosure and does not believe it needs to ask shareholders to approve a change in the industry concentration policy. The Registrant maintains its disclosure satisfies Investment Company Act of 1940 (“1940 Act”) § 8(b)(1)(E) as well as N-1A Item 16(c)(1)(iv), both of which require the Fund to state its policy on concentrating investments in a particular industry or group of industries and neither of which define what constitutes an industry or group of industries.

The Staff has said that a Registrant may select its own industry classifications so long as they are reasonable and not so broad “that the primary economic characteristics of the companies in a single class are materially different.” Guide 19. Section 8(b)(1) of the 1940 Act “permits a fund to implement a concentration policy that allows for some degree of discretion.” No-Action Letters for BlackRock Multi-Sector Income Trust (publicly available July 8, 2013) and Morgan Stanley Mortgage Securities Trust (publicly available July 8, 2013). The Registrant believes the current discussion of industry concentration describes “the circumstances under which the fund intends to concentrate its investments.” Id. The economic characteristics of privately issued mortgage-related securities and asset-backed securities vary and have widely differing risk profiles and underlying assets; therefore, grouping these together as an industry would not be reasonable or appropriate.

With respect to the tax-exempt municipal securities, the Registrant believes its disclosure satisfies the views expressed by the Division of Investment Management in Release No. IC-9785 (May 31, 1977) (a statement of concentration “is not applicable to investments in tax-exempt securities issued by government or political subdivisions of governments since such issuers are not members of any industry”). The government issuing the securities is still the party paying the buyer regardless of what happens in any industry related to the project.

Comment 15. The SAI, under “Limitations on the Use of Futures, Options on Futures Contracts, and Swaps,” states: “With respect to futures contracts that are not legally required to “cash settle,” a Fund may cover the open position by setting aside or “earmarking” liquid assets in an amount equal to the market value of the futures contract.” Is this a situation in which market value could be set aside instead of notional? Please explain what is happening in this situation.

Response: In this situation, the Fund sets aside the market value of the contract pursuant to current procedures: When a Fund purchases a futures contract, or purchases a call option on a futures contract, it segregates portfolio assets, which must be liquid and marked to the market daily. The amount so segregated equals the net amount due on the contract, minus any margin on deposit.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 515-235-9154 or Britney Schnathorst at 515-235-1209 if you have any questions.
Sincerely,

/s/ Jennifer A. Mills

Jennifer A. Mills
Assistant Counsel, Registrant